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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Subject Company)
ASCOT ACQUISITION CORP.
a wholly-owned Subsidiary of
RECKITT BENCKISER LLC
a wholly-owned Subsidiary of
RECKITT BENCKISER GROUP PLC
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
 806693107
(Cusip Number of Class of Securities)
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
 None
(Cusip Number of Class of Securities)

Kelly M. Slavitt
Deputy General Counsel and Legal Director
North America & Food, Reckitt Benckiser LLC
399 Interpace Parkway
P.O. Box 225
Parsippany, NJ 07054-0225
(973) 404-2435
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Toby S. Myerson
Kelley D. Parker
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 492-0257

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,360,921,968	$185,629.76

*
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $42.00, the tender offer price, by (b) the sum of (i) 21,856,086, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class A common stock, including 201,690 shares of Class A common stock restricted shares, (ii) 7,486,574, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class B common stock, (iii) 2,786,143, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to the exercise of outstanding stock options under Schiff Nutrition International, Inc.'s stock option plans, and (iv) 272,101, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to outstanding restricted stock units. The foregoing figures are as of November 20, 2012.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$185,629.76	Filing Party:	Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group plc.
Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 5 ("Amendment No. 5") amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") originally filed on November 16, 2012, as further amended by Amendment No. 1 to the Schedule TO, dated November 21, 2012, Amendment No. 2 to the Schedule TO, dated November 27, 2012, Amendment No. 3 to the Schedule TO, dated December 6, 2012, and Amendment No. 4 to the Schedule TO, dated December 10, 2012, by Ascot Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company, an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales ("Ultimate Parent"). This Schedule TO, as amended, relates to the offer by the Purchaser to purchase all of the shares of Class A common stock of Schiff Nutrition International, Inc., a Delaware corporation ("Schiff" or the "Company"), par value $0.01 per share (the "Class A Shares"), and all of the shares of Class B common stock of the Company, par value $0.01 per share (together with the Class A Shares, the "Shares"), that are issued and outstanding, at a price of $42.00 per Share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase, dated November 27, 2012 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related amended and restated letter of transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which were attached to the Schedule TO as Exhibits (a)(1)(vii) and (a)(1)(viii), respectively, and which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        You should read this Amendment No. 5 together with the Schedule TO and such previous amendments thereto. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

        The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

        Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

        "The Offer expired at 11:59 p.m., New York City time, on Friday, December 14, 2012. According to the final report of the Depositary for the Offer, as of the expiration of the Offer, a total of approximately 28,745,180 Shares were validly tendered and not properly withdrawn pursuant to the Offer prior to the expiration of the Offer, which represent approximately 96.266% of the Shares then outstanding and, for the purposes of determining whether the Minimum Condition has been satisfied, approximately 90.137% of the Shares then outstanding on a fully-diluted basis. In addition, approximately 397,714 Shares have been delivered through Notices of Guaranteed Delivery. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer exceeds the Minimum Condition and, accordingly, Purchaser accepted for payment all such Shares in accordance with the terms of the Offer and will promptly pay for such Shares in accordance with the terms of the Offer.

        Purchaser and Parent intend to consummate the Merger, as a "short-form" merger in accordance with Section 253 of the DGCL, during the day on December 17, 2012, at which time Schiff will become an indirect wholly owned subsidiary of Parent. At the Effective Time, all outstanding Shares, other than Shares owned by Purchaser, Parent, Schiff or their respective subsidiaries, or Shares owned by holders properly exercising their appraisal rights under Section 262 of the DGCL, will be canceled and converted into the right to receive cash in an amount equal to the Offer Price. In addition, the Class A Shares will cease to be traded on the NYSE (See Section 13—"Certain Effects of the Offer").

        On December 17, 2012, Ultimate Parent issued a press release announcing the completion of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(viii) hereto and is incorporated by reference herein."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)
(5)(viii)  Press Release issued by Reckitt Benckiser Group plc, dated December 17, 2012.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2012	ASCOT ACQUISITION CORP.
	By:		/s/ FREDERIC LARMUSEAU

		Name:	Frederic Larmuseau
		Title:	President
RECKITT BENCKISER LLC
	By:		/s/ FREDERIC LARMUSEAU

		Name:	Frederic Larmuseau
		Title:	Senior Vice President and Manager
RECKITT BENCKISER GROUP PLC
	By:		/s/ WILLIAM R. MORDAN

		Name:	William R. Mordan
		Title:	Senior Vice President and General Counsel

 EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated November 16, 2012.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Summary Advertisement.*
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated November 27, 2012.*
(a)(1)(viii)	Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(ix)	Amended and Restated Form of Notice of Guaranteed Delivery.*
(a)(1)(x)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xi)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(5)(i)	Press Release by Reckitt Benckiser Group plc, dated November 15, 2012.*
(a)(5)(ii)	Letter to employees of Reckitt Benckiser Group plc, dated November 15, 2012.*
(a)(5)(iii)	Press release by Reckitt Benckiser Group plc, dated November 16, 2012.*
(a)(5)(iv)	Transcript of an Analyst Conference Call, held on November 16, 2012, by Reckitt Benckiser Group plc.*
(a)(5)(v)	Press Release by Reckitt Benckiser Group plc, dated November 21, 2012.*
(a)(5)(vi)	Letter by the Chief Executive Officer of Reckitt Benckiser Group plc to employees of Schiff Nutrition International Inc., dated November 27, 2012.*
(a)(5)(vii)	Reckitt Benckiser Group plc Q&A for Employees of Schiff Nutrition International, Inc., made available on December 10, 2012.*
(a)(5)(viii)	Press Release issued by Reckitt Benckiser Group plc, dated December 17, 2012.
(b)	Not applicable.
(d)(1)	Form of proposed Agreement and Plan of Merger, by and among Reckitt Benckiser LLC, Reckitt Benckiser Group plc, Ascot Acquisition Corp. and Schiff Nutrition International, Inc.*
(d)(1)(ii)	Agreement and Plan of Merger, by and among Reckitt Benckiser LLC, Reckitt Benckiser Group plc, Ascot Acquisition Corp. and Schiff Nutrition International, Inc., dated November 21, 2012.*

Index No.
(d)(2)(i)	Form of proposed Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and TPG STAR SNI, L.P.*
(d)(2)(ii)	Form of proposed Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and Weider Health and Fitness.*
(d)(2)(iii)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and Weider Health and Fitness, dated November 21, 2012.*
(d)(2)(iv)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and TPG STAR SNI, L.P., dated November 21, 2012.*
(d)(2)(v)
Form of Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and certain directors and officers of Schiff Nutrition International, Inc., dated November 21, 2012.*
(d)(2)(vi)	Confidentiality Letter Agreement, by and among, Schiff Nutrition International Inc. and Reckitt Benckiser Group plc, dated November 16, 2012.*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX